Exhibit 21.1
SonicWALL, Inc.
Subsidiaries of the Registrant

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization

SonicWALL B.V.	Netherlands
Sonicwall AG	Switzerland
SonicWALL Mexico	Mexico
SonicWALL Shanghai Limited	China
SonicWALL Services Private Ltd.	India
Aventail LLC	Delaware
Aventail Europe Ltd.	United Kingdom
Aventail France SARL	France
SonicWALL Infosecurity Private Limited	India